UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
Under the Securities Exchange Act of 1934
(Amendment No. 5)*
J.C. Penney Company, Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
708160106

(CUSIP Number)
Roy J. Katzovicz, Esq.
Pershing Square Capital Management, L.P.
888 Seventh Avenue, 42nd Floor
New York, NY 10019
212-813-3700
With a Copy to:
Stephen Fraidin, Esq.
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
212-446-4800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
September 22, 2011

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Pershing Square Capital Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		39,075,771

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		39,075,771

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	39,075,771

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	18.3%(1)

14	TYPE OF REPORTING PERSON

	IA
(1) Calculated based on 213,315,702 shares of the Common Stock, 50 cents par value, of J.C. Penney Company, Inc., outstanding as of September 1, 2011, as reported in J.C. Penney Company, Inc.’s quarterly report on Form 10-Q for the quarterly period ended July 30, 2011.

1	NAME OF REPORTING PERSON PS Management GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		39,075,771

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		39,075,771

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	39,075,771

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	18.3%(2)

14	TYPE OF REPORTING PERSON

	OO
(2) Calculated based on 213,315,702 shares of the Common Stock, 50 cents par value, of J.C. Penney Company, Inc., outstanding as of September 1, 2011, as reported in J.C. Penney Company, Inc.’s quarterly report on Form 10-Q for the quarterly period ended July 30, 2011.

1	NAME OF REPORTING PERSON Pershing Square GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		16,985,050

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		16,985,050

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	16,985,050

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.0%(3)

14	TYPE OF REPORTING PERSON

	IA
(3) Calculated based on 213,315,702 shares of the Common Stock, 50 cents par value, of J.C. Penney Company, Inc., outstanding as of September 1, 2011, as reported in J.C. Penney Company, Inc.’s quarterly report on Form 10-Q for the quarterly period ended July 30, 2011.

1	NAME OF REPORTING PERSON William A. Ackman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		39,075,771

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		39,075,771

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	39,075,771

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	18.3%(4)

14	TYPE OF REPORTING PERSON

	IA
(4) Calculated based on 213,315,702 shares of the Common Stock, 50 cents par value, of J.C. Penney Company, Inc., outstanding as of September 1, 2011, as reported in J.C. Penney Company, Inc.’s quarterly report on Form 10-Q for the quarterly period ended July 30, 2011.

TABLE OF CONTENTS

ITEM 1. SECURITY AND ISSUER

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

SIGNATURES

EXHIBIT INDEX

ITEM 1. SECURITY AND ISSUER
     This amendment No. 5 to Schedule 13D (this “13D Amendment No. 5”) amends and supplements the statement on Schedule 13D (the “Original Schedule 13D”), filed on October 8, 2010, as amended and supplemented by amendment No. 1 (the “13D Amendment No. 1”), filed on January 25, 2011, amendment No. 2 (the “13D Amendment No. 2”), filed on February 10, 2011, amendment No. 3 (the “13D Amendment No. 3”), filed on February 25, 2011, and amendment No. 4 (the “13D Amendment No. 4”), filed on August 19, 2011 (the Original Schedule 13D as amended and supplemented by the 13D Amendment No. 1, the 13D Amendment No. 2, the 13D Amendment No. 3, the 13D Amendment No. 4 and this 13D Amendment No. 5, the “Schedule 13D”), by Pershing Square Capital Management, L.P., a Delaware limited partnership (“Pershing Square”); PS Management GP, LLC, a Delaware limited liability company (“PS Management”); Pershing Square GP, LLC, a Delaware limited liability company (“Pershing Square GP”); and William A. Ackman, a citizen of the United States of America (together with Pershing Square, PS Management and Pershing Square GP , the “Reporting Persons”), relating to the common stock, par value $0.50 per share (the “Common Stock”), of J.C. Penney Company, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at: 6501 Legacy Drive, Plano, Texas 75024-3698.
     Capitalized terms not defined in this 13D Amendment No. 5 shall have the meaning ascribed to them in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.
     As of September 22, 2011, as reflected in this Amendment No. 5, the Reporting Persons beneficially owned an aggregate of 39,075,771 shares of Common Stock (which include 360,200 shares of Common Stock underlying listed American-style call options), representing approximately 18.3% of the outstanding shares of Common Stock of the Issuer. The Reporting Persons also have additional economic exposure to approximately 16,571,839 notional shares of Common Stock under certain cash-settled total return swaps (“Swaps”), bringing their total aggregate economic exposure to 55,647,610 shares of Common Stock, representing approximately 26.1% of the outstanding shares of Common Stock of the Issuer.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
     Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:
     On September 22, 2011, certain of the Reporting Persons entered into Swaps for the benefit of certain Pershing Square Funds. Under the terms of the Swaps, (i) certain of the Pershing Square Funds will be obligated to pay to the bank counterparty any negative price performance of the 15,969,239 notional number of shares of Common Stock subject to the Swaps as of the expiration date of such Swaps, plus interest rates set forth in the applicable contracts, and (ii) the bank counterparty will be obligated to pay certain of the Pershing Square Funds any positive price performance of the 15,969,239 notional shares of Common Stock subject to the Swaps as of the expiration date of the Swaps. Any dividends received by the bank counterparty on such notional shares of Common Stock during the term of the Swaps will be paid to the Pershing Square Fund. All balances will be settled in cash. The Pershing Square Funds’ counterparties for the Swaps and other previously purchased and exercised over-the-counter options include entities related to Credit Suisse, Société Génerale and UBS.

SIGNATURES
     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.
     Date: September 23, 2011

PERSHING SQUARE CAPITAL MANAGEMENT, L.P. By: PS Management GP, LLC, its General Partner
By:	/s/ William A. Ackman
William A. Ackman
Managing Member

PS MANAGEMENT GP, LLC
By:	/s/ William A. Ackman
William A. Ackman
Managing Member

PERSHING SQUARE GP, LLC
By:	/s/ William A. Ackman
William A. Ackman
Managing Member

/s/ William A. Ackman
William A. Ackman

EXHIBIT INDEX

Exhibit	Description
99.1	Joint Filing Agreement*
99.2	Trading Data*
99.3	Letter Agreement*
99.4	Stockholders Agreement*
99.5	Second Stockholders Agreement*

*	Previously Filed